SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Performance Industries, Inc.

(Name of Issuer)

Performance Industries, Inc.,

Joe Hrudka,

Edmund L. Fochtman, Jr.,

Allen L. Haire

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

71375T104

(CUSIP Number)

Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Floor, Cleveland, OH 44114

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$120,000	$24.00

* The transaction valuation is based on the estimated number of shares that would otherwise be converted into fractional shares as a result of the reverse stock split multiplied by $1.00 or the cash to be paid per share in lieu of the issuance of fractional shares.

** The amount of the filing fee was calculated pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$24.00
Form of Registration No.:	Schedule 13E-3
Filing Party:	Performance Industries, Inc.
Date Filed:	November 15, 2002

This Amendment No. 3 to Schedule 13e-3 Transaction Statement is filed by Performance Industries, Inc., an Ohio corporation, and the company’s executive officers and directors, namely Joe Hrudka, Edmund L. Fochtman, Jr., and Allen L. Haire, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The purpose of this Amendment No. 3 is to file a final amendment to the Schedule to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

On March 25, 2003, the company filed with the SEC a definitive proxy statement under Regulation 14A of the Exchange Act relating to the special meeting of shareholders to be held on April 30, 2003 to approve and adopt an amendment to the company’s amended and restated articles of incorporation to effect a 1,500 to one reverse split of the company’s common stock to enable the company to “go private” by terminating registration of our stock under the Securities Exchange Act. The shareholders approved the proposed amendment at the special meeting and the company filed the amendment with the Ohio Secretary of State to effect the reverse split as of May 1, 2003. The reverse split has reduced the number of shareholders of the company to less than 300, and the company has filed a Form 15 with the SEC concurrently with this filing terminating registration of our common stock under Rule 12g-4(a)(1)(i)of the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2003	PERFORMANCE INDUSTRIES, INC.

/s/ JOE HRUDKA
	By:	Joe Hrudka, President

/s/ JOE HRUDKA
Joe Hrudka, individually

/s/ EDMUND L. FOCHTMAN, JR.
Edmund L. Fochtman, Jr., individually

/S/ ALLEN L. HAIRE
Allen L. Haire, individually

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